Filed by Nissan Motor Co., Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: Nissan Motor Co., Ltd. (File Number: 132-132-02871) and

Honda Motor Co., Ltd. (File Number: 001-07628)

December 23rd, 2024

Nissan Motor Co., Ltd.

Honda Motor Co., Ltd.

Nissan and Honda sign MOU to consider business integration

Nissan Motor Co., Ltd. ("Nissan") and Honda Motor Co., Ltd. ("Honda") have signed a memorandum of understanding (MOU) to start discussions and considerations toward a business integration between the two companies through the establishment of a joint holding company.

To further accelerate their efforts toward achieving a carbon-neutral society and a zero-traffic-fatality society, Nissan and Honda signed an MOU on March 15 regarding a strategic partnership for the era of vehicle intelligence and electrification. Since then, the two companies have held discussions aimed at collaboration in various fields.

On August 1, both companies signed a further MOU to deepen the framework of the strategic partnership. The companies also announced that they had agreed to carry out joint research in fundamental technologies in the area of platforms for next-generation software-defined vehicles (SDVs), particularly in the areas crucial for intelligence and electrification, to advance focused discussions toward more concrete collaboration.

Throughout the process, Nissan and Honda have engaged in discussions in consideration of various possibilities and options. At the same time, the business environment for both companies and the wider automotive industry has rapidly changed and the speed of technological innovation has continued to accelerate. The MOU between Nissan and Honda announced today is aimed to serve as an option to maintain global competitiveness and for the two companies to continue to deliver more attractive products and services to customers worldwide.

If the business integration can be realized, both companies can aim to integrate their respective management resources such as knowledge, human resources, and technologies; create deeper synergies; enhance the ability to respond to market changes; and expect to improve mid- to long-term corporate value. Additionally, Nissan and Honda can aim to further contribute to the development of Japan's industrial base as a “leading global mobility company” by integrating Nissan and Honda's four-wheel-vehicle and Honda's motorcycle and power products businesses, enabling the brands of both companies to become more attractive and to deliver more attractive and innovative products and services to customers worldwide.

Marking the announcement, Nissan Director, President, CEO and Representative Executive Officer Makoto Uchida said: "Today marks a pivotal moment as we begin discussions on business integration that has the potential to shape our future. If realized, I believe that by uniting the strengths of both companies, we can deliver unparalleled value to customers worldwide who appreciate our respective brands. Together, we can create a unique way for them to enjoy cars that neither company could achieve alone."

Honda Director and Representative Executive Officer Toshihiro Mibe said: “Creation of new mobility value by bringing together the resources including knowledge, talents, and technologies that Honda and Nissan have been developing over the long years is essential to overcome challenging environmental shifts that the auto industry is facing.  Honda and Nissan are two companies with distinctive strengths.  We are still at the stage of starting our review, and we have not decided on a business integration yet, but in order to find a direction for the possibility of business integration by the end of January 2025, we strive to be the one and only leading company that creates new mobility value through chemical reaction that can only be driven through synthesis of the two teams."

Potential synergies from the business integration

Nissan and Honda will establish an integration preparatory committee to facilitate a smooth integration and will conduct focused discussions.

Based on the committee’s discussions, as well as the results of due diligence, the companies will examine and analyze more specific synergies. By promptly realizing the synergies from the integration, Nissan and Honda can aim to become a world-class mobility company with sales revenue exceeding 30 trillion yen and operating profit of more than 3 trillion yen.

The expected synergies from the business integration at this time are:

1. Scale advantages by standardizing vehicle platforms

・  By standardizing the vehicle platforms of both companies across various product segments, the companies expect to create stronger products, reduce costs, enhance development efficiencies, and improve investment efficiencies through standardized production processes.

・  The integration is projected to increase sales and operational volumes, allowing the companies to reduce development costs per vehicle, including for future digital services, while maximizing profits.

・  By accelerating the mutual complementation of their global vehicle offerings - including ICE, HEV, PHEV, and EV models - Nissan and Honda will be better positioned to meet diverse customer needs around the world and deliver optimal products, leading to improved customer satisfaction.

2. Enhancement of development capabilities and cost synergies through the integration of R&D functions

・  In accordance with the MOU to deepen strategic partnership and the joint research agreement on fundamental technologies dated August 1, the two companies have started joint research in fundamental technologies in the area of vehicle platforms for next-generation software-defined vehicles (SDVs), which is the cornerstone of the field of intelligence. After the business integration, both companies will encompass more integrated collaboration across all R&D functions, including fundamental research and vehicle application technology research. This approach is expected to enable both companies to efficiently and swiftly enhance their technological expertise, achieving both improvements in development capabilities and reductions in development costs through the integration of overlapping functions.

3. Optimizing manufacturing systems and facilities

・  The companies anticipate that optimizing their manufacturing plants and energy service facilities, combined with improved collaboration through the shared use of production lines,

will result in a substantial improvement in capacity utilization leading to a decrease in fixed costs.

4. Strengthening competitive advantages across the supply chain through the integration of purchasing functions

・  To fully leverage the synergies from optimizing development and production capacity, both companies intend to boost their competitiveness by improving and streamlining purchasing operations and source common parts from the same the supply chain and in collaboration with business partners.

5. Realizing cost synergies through operational efficiency improvements

・  The companies expect that the integration of systems and back-office operations, along with the upgrade and standardization of operational processes, will drive significant cost reductions.

6. Acquisition of scale advantages through integration in sales finance functions

・  By integrating relevant areas of sales finance functions of both companies and expanding the scale of operations, the companies aim to provide a range of mobility solutions, including new financial services throughout the vehicle lifecycle, to customers of both organizations.

7. Establishment of a talent foundation for intelligence and electrification

・  The human resources of the companies are an invaluable asset, and establishing a strong human resource foundation is crucial for the transformation that will come with the business integration. After the integration, increased employee exchanges and technical collaboration between the companies are expected to promote further skill development. Moreover, by leveraging each company's access to talent markets, attracting exceptional talent will become more attainable.

Method of business integration and stock listing

Nissan and Honda, with the result of the consideration, plan to establish, through a joint share transfer, a joint holding company that will be the parent company of both companies. This will be subject to approval at each company's general meeting of shareholders and obtaining necessary approvals from relevant authorities for this business integration, based on the premise that Nissan's turnaround*1 actions are steadily executed. Both Nissan and Honda will be fully owned subsidiaries of the joint holding company*2.

Additionally, the companies plan to continue coexisting and developing the brands held by Honda and Nissan equally.

・  Shares of the newly established joint holding company under consideration are planned to be newly listed (technical listing) on the Prime Market of the Tokyo Stock Exchange (“TSE”). The listing is scheduled for August 2026.

・  With the listing of the joint holding company, both Nissan and Honda will become wholly owned subsidiaries of the joint holding company and will be scheduled to be delisted from the TSE. However, shareholders of both companies will continue to be able to trade shares of the joint holding company issued during this share transfer on the TSE.

・  The listing date of the joint holding company and the delisting date of both Nissan and

Honda will be determined in accordance with the regulations of the TSE.

・  Regarding the organizational structure of the joint holding company, and both companies which will become wholly-owned subsidiaries of the joint holding company after the business integration, the optimal structure for realizing synergies, including the integration of R&D functions, purchasing functions, and manufacturing functions, will be discussed and considered within the integration preparatory committee, with the aim of establishing an organizational structure that enables efficient and highly competitive business operations after the business integration.

Schedule for the business integration

Board of directors’ resolution	December 23, 2024
Execution of the MOU	December 23, 2024
Execution of a definitive agreement concerning the business integration (including the share transfer plan)	June 2025 (planned)
Extraordinary shareholders' meeting of the companies (resolutions to approve the share transfer)	April 2026 (planned)
Delisting from the TSE	End of July-August 2026 (planned)
Effective date of the share transfer	August 2026 (planned)

Note: The above schedule is tentative and may change as a result of consultation by the companies. In addition, an announcement will be promptly made if reasons arise, such as procedures under applicable competition laws, to change the schedule of the business integration process or to cancel the business integration itself.

Share transfer ratio

The share transfer ratio for the share transfer will be determined by the time of concluding the final definitive agreement regarding the business integration. The determination will be based on the results of due diligence, third-party valuations with reference to the average closing prices of each company's shares over a certain period prior to the announcement of the MOU.

Management structure following the realization of business integration

At the time of the effective date of the share transfer, it is planned that Honda will nominate a majority of each of the internal and external directors of the joint holding company. President and representative director or president and representative executive officer of the joint holding company will be selected from among the directors nominated by Honda.

Other details of the joint holding company, including the name, registered office, representatives, executive composition, and organizational structure will be determined by the time of the execution of the definitive agreement, based on discussions and consideration aligned within the purpose of the business integration at the upcoming integration preparatory committee, as well as the results of the due diligence.

*1 Nissan‘s　actions to turnaround its performance and create a leaner, more resilient business capable of swiftly adapting to changes in the market.

*2 If necessary procedures arise in the process of this share transfer or for other reasons, changes may occur based on discussions and agreements between both companies.

Honda and Nissan may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share transfer pertaining to the business integration between them (the “Share Transfer”), if it is conducted. The Form F-4 (if filed in connection with the Share Transfer) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Honda and Nissan prior to the shareholders’ meetings at which the Share Transfer will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about Honda and Nissan, the Share Transfer and related matters. U.S. shareholders of Honda and Nissan to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Transfer carefully before they make any decision at the respective shareholders’ meeting with respect to the Share Transfer. Any documents filed or furnished with the SEC in connection with the Share Transfer will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the documents will be mailed to any shareholder of Honda or Nissan upon request for free of charge. To make a request, please refer to the following contact information.

Honda Motor Co., Ltd.	Nissan Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome Minato-ku, Tokyo 107-8556 Japan	1-1, Takashima 1-chome Nishi-ku, Yokohama, Kanagawa, 220-8686 Japan
Attention: Masao Kawaguchi	Attention: Julian Krell
Head of Accounting and Finance Supervisory Unit	Vice President, IR Department
(Tel. +81-3-3423-1111)	(Tel. +81-45-523-5523)

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” that reflect the plans and expectations of Honda and Nissan (collectively the “Companies”) in relation to, and the benefits resulting from, the business integration between them (the “Business Integration”) and the potential benefits that may be realized through it. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the group after the Business Integration) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to and have no intention to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the group after the Business Integration) in their subsequent filings in Japan and filings with the SEC pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, without limitation:

・	changes in the economic situation, market demand, and competitive environment surrounding the automobile market in and outside Japan

・	financial uncertainty domestically and internationally, or changes in other general economic or industry situation

・	interest rates and other market risks

・	changes in the credit ratings of the Companies

・	changes in laws and regulations (including environmental regulations) related to the business activities of the Companies

・	increases in tariffs, introduction of import regulations, and other changes in the major markets of the Companies

・	failure to finalize the definitive agreement(s) concerning the Business Integration

・	delays in the review or approvals from relevant authorities needed for the Business Integration, or failure to obtain such approvals from relevant authorities

・	the possibility of not being able to realize the synergies or added value expected from the Business Integration, or achieving such realizations become difficult; and

・	other risks associated with completing the Business Integration.